TRANSGLOBE ENERGY ANNOUNCES CLOSING OF SALE OF CANADIAN ASSETS

TSX: TGL
NASDAQ: TGA

Calgary, Alberta, May 1, 2008 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce the sale of all of its Canadian oil and gas assets to Direct Energy Marketing Limited closed on April 30, 2008.

The Canadian assets were sold for Cdn$56.7 million subject to customary closing adjustments. Tristone Capital acted as financial advisor to TransGlobe on this transaction.

Concurrently, the Company reduced its total debt by US$55.0 million to the current level of US$43.0 million. This translates in to a debt-to-forward-cash-flow ratio of less than 0.7:1 and debt-to-market-capitalization ratio of less than 20%.

Ross Clarkson, President and Chief Executive Officer of TransGlobe stated: “The Canadian properties were an important part of our business prior to TransGlobe becoming an operator in Egypt. Our strategy is to become a pure Middle East/North Africa growth story, and the sale of the Canadian assets facilitated the acquisition of producing properties in Egypt that have great growth potential. TransGlobe’s current production of approximately 7,200+ barrels of oil per day from Egypt and Yemen provides strong cash flow to fund an aggressive drilling program. We are very excited to now be in a position to focus all our efforts on continued growth for TransGlobe from the region. I would like to sincerely thank our employees, consultants and contractors in the Canadian division for their valuable contributions.”

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Direct Energy is one of North America’s largest energy and energy-related services providers with over 5 million residential and commercial customer relationships. Direct Energy provides customers with choice and support in managing their energy costs through a portfolio of innovative products and services. A subsidiary of Centrica plc (LSE: CNA), one of the world’s leading integrated energy companies, Direct Energy operates in 21 states plus DC and 10 provinces in Canada. To learn more about Direct Energy, visit www.directenergy.com.

The calculations of barrels of oil equivalent (“Boe”) are based on a conversion rate of six thousand cubic feet (“Mcf”) of natural gas to one barrel (“Bbl”) of crude oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary
Tel: (403) 268-9868, Cell: (403) 472-0053
Web site: http://www.trans-globe.com
E-mail: anne-marieb@trans-globe.com